Exhibit 99.97

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the use in this Registration Statement on Form 40-F of our report dated April 30, 2021, and June 10, 2020 relating to the consolidated financial statements of A2Z Smart Technologies Corp. for the years ended December 31, 2020 and December 31, 2019, respectively.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

Tel Aviv, Israel	/s/ Ziv Haft
November 1, 2021	Certified Public Accountants (Isr.)
BDO Member Firm